Sun Life Financial declares quarterly common dividend of $0.17

Toronto — October 28, 2003 — The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a quarterly shareholder dividend of $0.17 per common share, payable December 31, 2003, to shareholders of record at close of business on November 19, 2003.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2003, the Sun Life Financial group of companies had total assets under management of CDN $348.5 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

Note to Editors: All figures in Canadian dollars.

Media Contact:
Nicholas Thomas
416-979-6070
nicholas.thomas@sunlife.com

Investor Relations Contact:	Shareholder Services Contact:
Tom Reid	Jo-Anne Archibald
416-204-8163	416-979-4108
thomas.reid@sunlife.com	jo-anne.archibald@sunlife.com